Mail Stop 3010

September 25, 2009

VIA USMAIL and FAX (213) 627-5979

Mr. Andrew Murray
Chief Financial Officer
Meruelo Maddux Properties, Inc.
761 Terminal Street, Building 1, Second Floor
Los Angeles, California 90021

> **Re:** **Meruelo Maddux Properties, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed on March 13, 2009**
> **File No. 001-33262**

Dear Mr. Andrew Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. We note that in the FAQ section of your website you indicate to investors that your common stock is listed on NASDAQ. As disclosed in this filing and elsewhere, your common stock was delisted on March 27, 2009. Please advise.

Item 2. Properties, page 26

Rental Project, page 27

2.   Please tell us the principal business, occupations and professions carried on in, or from your commercial properties. Confirm that you will provide similar disclosure in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the year ended December 31, 2008 to year ended December 31, 2007

Impairment on Real Estate Assets, page 50

3.   Your disclosure on page 46 indicates that your impairment charges were related to certain non-core assets that you are considering selling in 2009. Please tell us how management defines core assets versus non-core assets and whether your core assets were also assessed for impairment. We further note on page F-17 that you have stopped making the monthly interest and principal payments on 26 of your 30 loans and that you have 12 loans that mature within the next 12 months with a principal balance of $170 million. Given that these loans are secured by various properties, confirm whether you evaluated the underlying properties for impairment.

Benefit for Income Taxes, page 50

4.   We note that the $51 million benefit from income taxes includes the reversal of $41 million in previously recorded deferred tax liabilities and the recognition of a $9.6 million deferred tax expense due to the gains on various project sales. Please tell us how you determined that the deferred tax expense would result in an increase to the tax benefit recorded on your Statement of Operations. Also tell us how you recorded the associated deferred tax liability.

Item 15. Exhibits and Financial Statement Schedules, page 63

5.   We note that you have filed as material contracts to your Form 10-K the forms of many of such contracts. Please explain to us why you did not file the final, executed contracts.

6.   We note certain material contracts that you filed in accordance with Item 601(b)(10) of Regulation S-K, such as the contracts filed as Exhibits 10.13, 10.19

and 10.21, do not have the referenced schedules or exhibits attached. Item 601(b)(10) of Regulation S-K requires you to file all material contracts in their entirety. Please file the complete contracts with your next quarterly report or tell us why you believe the contracts are no longer material to investors.

FORM 10-K/A FOR FISCAL YEAR ENDED DECEMBER 31, 2008

Executive Officer Compensation, page 8

Compensation Discussion and Analysis, page 8

7.   We note your disclosure on page 9 that base salaries of your named executive officers are based partly on the "competitive market compensation paid to named executive officers in similar positions at other public real estate companies." Please revise your CD&A to indicate which public companies were reviewed in determining the compensation to your named executive officers. To the extent that you benchmarked compensation, you are required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. Please tell us supplementally how you plan to comply and confirm that you will provide such disclosure in future filings.

8.   We note your disclosure on page 9 that "[b]ased on the achievement of individual- or Company-based performance measures," the compensation committee had discretion to award bonuses in amounts greater than the minimum. We note that the compensation committee did not elect to use its discretion to increase the cash awards or long-term incentive awards provided to your named executive officers in 2008. Please describe or quantify, as appropriate, the performance measures considered by the compensation committee and briefly explain why the compensation committee chose not to use its discretion. We refer you to Item 402(b)(2)(iv) of Regulation S-K. Include this information in future filings and tell us how you intend to comply.

Employment Agreements of Other Named Executive Officers, page 14

9.   We note that that you did not renew the employment agreements of Messrs. Skaggs, Nielsen and Echemendia, however, those individuals have continued their employment with you. Please tell us if you have determined to provide these executive officers with the same or similar compensation as outlined in their expired employment agreements. Confirm that you will provide similar disclosure in future filings.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin at (202) 551-3391 with any other questions.

Sincerely,

Cicely LaMothe
Accounting Branch Chief